                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*



            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)

                             CLASS D COMMON SHARES,
       NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the "Class D Shares")
                  AMERICAN DEPOSITARY SHARES EACH REPRESENTING
                       SEVEN CLASS D SHARES (the "ADSs")
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                 P3055Q103 (Class D Shares); 204421101 (ADSs)
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Marianne Drost, One Stamford Forum, Stamford,
                   Connecticut 06904  Tel: (203) 965-2000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 27, 1996
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     P3055Q103 (Class D Shares)                               PAGE  2
              204421101 (ADSs)

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GTE Venezuela Incorporated
                 IRS Identification No. 13-3634506
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
            Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          Class D Shares: 48,965,000
     NUMBER OF            ADSs: 6,995,000
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY            Class D Shares: None
        EACH              ADSs: None
     REPORTING        ----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER
        WITH              Class D Shares: 48,965,000
                          ADSs: 6,995,000
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          Class D Shares: None
                          ADSs: None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares: 48,965,000
      ADSs: 6,995,000
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Class D Shares: 15.6%
      ADSs: 15.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

CUSIP No.     P3055Q103 (Class D Shares)                                 PAGE 3
              204421101 (ADSs)

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GTE Corporation
                 IRS Identification No. 13-1678633
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
            Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of New York
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          Class D Shares: 48,965,000
     NUMBER OF            ADSs: 6,995,000
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY            Class D Shares: None
        EACH              ADSs: None
     REPORTING        ----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER
        WITH              Class D Shares: 48,965,000
                          ADSs: 6,995,000
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          Class D Shares: None
                          ADSs: None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares: 48,965,000
      ADSs: 6,995,000
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Class D Shares:  15.6%
      ADSs:  15.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to 6,995,000 American Depositary Shares (the "ADSs") each representing seven Class D Shares nominal value Bs. 36.90182224915 per share (the "Class D Shares") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Issuer") owned beneficially by GTE Corporation through its indirect wholly-owned subsidiary GTE Venezuela Incorporated. CANTV has its principal executive offices at Edificio CANTV, Primer Piso, Avenida Libertador, Caracas, Venezuela. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued under a Deposit Agreement dated as of November 27, 1996 among CANTV, Citibank, N.A., as depositary (the "Depositary"), and the holders and beneficial owners from time to time of ADRs issued thereunder. The principal executive offices of the Depositary are 111 Wall Street, New York, New York 10005.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by GTE Corporation, which is incorporated in New York, and by its indirect wholly-owned subsidiary, GTE Venezuela Incorporated ("GTE Venezuela"), which is incorporated in Delaware. GTE Corporation is one of the largest publicly held telecommunications companies in the world. GTE Corporation is also the largest U.S.-based local telephone company and a leading cellular-service provider, with wireline and wireless operations that form a market area covering about one-third of the country's population. Outside the United States, where GTE Corporation has operated for more than 40 years, GTE Corporation serves over 6 million customers. GTE Corporation is also a leader in government and defense communications systems and equipment, aircraft passenger telecommunications, directories and telecommunications-based information services and systems. GTE Venezuela acts as a holding company for GTE Corporation's investment in the Issuer. GTE Corporation and GTE Venezuela are sometimes referred to herein as the "Reporting Persons". GTE Venezuela is a wholly-owned subsidiary of GTE International Telecommunications Incorporated ("GTE International"), a Delaware corporation, which in turn is a wholly-owned subsidiary of GTE Corporation.
The principal business office of GTE Corporation, GTE International and GTE Venezuela is One Stamford Forum, Stamford, Connecticut 06904.

         The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto.

         Within the last five years, neither GTE Corporation, GTE International, GTE Venezuela nor, to the best of the Reporting Persons' knowledge, any of persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         GTE Corporation made capital contributions aggregating approximately US$170,000,000 from its working capital to GTE International which in turn made capital contributions to GTE Venezuela in the same aggregate amount to enable GTE Venezuela to purchase the ADSs to which this Schedule 13D relates.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired beneficial ownership of the ADSs to which this Schedule 13D relates in the recent SEC-registered initial public offering of ADSs and Class D Shares by the Republic of Venezuela and in open market transactions following such public offering. At the time of such offering, GTE Corporation had announced its intention to purchase ADSs up to an aggregate of US$200,000,000 and that it had placed an order with the global coordinators for such offering.

         In addition to the ADSs to which this Schedule 13D relates, in December 1991 the Reporting Persons, through a subsidiary 51% owned by GTE Venezuela, VenWorld Telecom, C.A. ("VenWorld"), a company organized under the laws of Venezuela, acquired operational control and 40% of the equity share capital of the Issuer from the Government of Venezuela for a purchase price of approximately US$1.885 billion. The shares owned by VenWorld constitute all of the issued and outstanding Class A shares, nominal value Bs. 36.90182224915 per share (the "Class A Shares"), of the Issuer. The 49% of VenWorld not held by the Reporting Persons is held directly or by wholly-owned subsidiaries of T.I. Telefonica Internacional de Espana, S.A. (16%), La Electricidad de Caracas, S.A.C.A., S.A.I.C.A. (16%), Banco Mercantil as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A. (12%), and AT&T Corporation (5%) (collectively, together with the Reporting Persons, the "Consortium Participants").

         The Reporting Persons acquired the ADSs to which this Schedule 13D relates because they believe that the ADSs represent an attractive investment opportunity. In connection with GTE Corporation's acquisition of shares of the Issuer in the initial public offering of the Class D Shares by the Republic of Venezuela, GTE Corporation issued a press release in which GTE Corporation's Chairman and Chief Executive Officer, Charles R. Lee, said "We are extremely pleased with CANTV's progress and remain committed to Venezuela and optimistic about its future. We are seeing an improvement in both the country and the Company, and believe GTE's further investment makes good sense for our shareholders and reinforces our commitment to Venezuela". The acquisition of the ADSs to which this Schedule 13D relates principally provides to the Reporting Persons an increased economic stake in the Issuer. In addition, after January 1, 2001 the holders of ADSs will be entitled to vote together with holders of shares of classes other than Class D Shares in the election of a majority of the directors of the Issuer, and the purchase of the ADSs will increase the Reporting Persons' voting power at that time. See Item 6 below. The Reporting Persons may make additional purchases of ADSs or Class D Shares or other securities of the Issuer either in the open market, in private transactions or otherwise depending on such factors as the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions, including economic conditions in the Republic of Venezuela, the Issuer's principal market, stock market conditions and other future developments. Depending on similar factors, the Reporting Persons may decide to sell all or part of their investment in the ADSs or other securities of the Issuer, although they have no current intention to do so. The Reporting Persons may from time to time seek to influence business strategies of the Issuer with respect to such matters as acquisitions, dispositions, and changes in management or dividend policies or other extraordinary transactions.

         Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons and GTE International beneficially own 6,995,000 ADSs each representing seven Class D Shares. The Class D Shares represented by these ADSs represent approximately 15.6% (14.0% after exercise of the underwriters' overallotment option) of the total number of outstanding Class D Shares on November 27, 1996, or approximately 4.9% of the Issuer's total share capitalization. To the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto owns beneficially any Class D Shares or ADSs representing Class D Shares, except as follows:

                                       ADSs

 Name and Position             owned beneficially                % of Class D Shares represented
 -----------------             ------------------              ---------------------------------
 Charles R. Lee,                      11,000                                        *
   Chairman, Chief
   Executive Officer
   and Chief Operating
   Officer,
   GTE Corporation;
   Director,
   GTE Corporation

 Kent B. Foster,                       1,000                                        *
   President,
   GTE Corporation;
   Director,
   GTE Corporation

 Michael T. Masin,                     4,350                                        *
   Vice Chairman and
   President-
   International,
   GTE Corporation;
   Director,
   GTE Corporation

 Robert C. Calafell,                   2,000                                        *
   Senior Vice
   President-Corporate
   Planning and
   Development,
   GTE Corporation

 Armen Der                             1,000                                        *
   Marderosian, Senior
   Vice President-
   Technology and
   Systems,
   GTE Corporation

 Dan J. Cohrs,                         1,000                                        *
   Treasurer,
   GTE Corporation

 John P.Z. Kent, Vice                    500                                        *
   President-Taxes,
   GTE Corporation

 Russell E. Palmer,                    1,000                                        *
   Director,
   GTE Corporation

 _______________
 *Less than .1%.

                                       ADSs

 Name and Position             owned beneficially                % of Class D Shares represented
 -----------------             ------------------              ---------------------------------
 Bruce E. Haddad,                      4,350                                        *
   President,
   GTE Venezuela

 Alfred C. Giammarino,
   Vice President-Finance              2,000                                        *
   and Planning,
   GTE Venezuela

 Andrew T. Jones,                      4,000                                        *
   Vice President,
   GTE Venezuela





 _______________
 *Less than .1%.

         (b) The Reporting Persons and, to the best of the Reporting Persons' knowledge, the persons listed in the above chart each has the sole power to vote and the sole power to dispose of the ADSs and the Class D Shares represented thereby as held by each of them.

         (c) In the past sixty days from the date of this statement, the Reporting Persons acquired ADSs each representing seven Class D Shares as follows:

         Date of              Number of                                    Price     Place and Manner
       Acquisition*         ADSs Acquired           Trade Date            per ADS    of Acquisition
       ------------         -------------           ----------            -------    --------------
 November 27, 1996              4,350,000              N.A.              US$23.00    Purchase in initial
                                                                                     public offering

 November 27, 1996                188,000        November 22, 1996        25.125     Purchase in an open
                                   45,000                "                25.250     market transaction
                                   36,000                "                25.375     effected on the New York
                                   40,000                "                25.500     Stock Exchange
                                   25,000                "                25.625             "
                                  304,000                "                25.750             "
                                  941,700                "                25.875             "
                                  212,300                "                26.000             "
                                   88,000                "                26.125             "
                                   20,000                "                26.250             "
                                  179,600        November 25, 1996        25.500             "
                                   10,400                "                25.625             "
                                    5,000                "                25.750             "
                                   50,000        November 27, 1996        25.000             "
                                   80,000                "                25.125             "
                                   10,000                "                25.375             "
                                    5,000                "                25.500             "
                                    8,000                "                25.625             "
                                   37,000                "                25.750             "

 December 2, 1996                   1,000        December 2, 1996         25.500             "
                                    1,500                "                25.625             "
                                    7,500                "                25.750             "
                                   16,500                "                25.875             "
                                   63,500                "                26.000             "

 December 4, 1996                   5,000        December 4, 1996         26.375             "
                                   20,000                "                26.500             "
                                   10,000                "                26.625             "
                                   39,500                "                26.750             "
                                   24,000                "                26.875             "
                                   16,500                "                27.000             "

December 6, 1996                   50,000        December 6, 1996         26.500             "
                                   48,600                "                26.625             "
                                   16,000                "                26.750             "
                                   24,000                "                26.875             "
                                   16,400                "                27.000             "

 ________________________
 *Later of November 27 (closing date for sale of shares in initial public offering) or trade date.

         In the past sixty days from the date of this statement, the persons listed in paragraph (a) above acquired ADSs each representing seven Class D Shares as follows:

                                                                                                    Place and Manner
 Name of Purchaser          Date of Acquisition*       Number of ADSs          Price per ADS        of Acquisition
 -----------------          -------------------        --------------          -------------        ----------------
 Charles R. Lee             November 27, 1996                11,000                 $23.00          Purchase in initial
                                                                                                    public offering
 Kent B. Foster                        "                      1,000                     "                   "

 Michael T. Masin                      "                      4,350                     "                   "

 Robert C. Calafell                    "                      2,000                     "                   "

 Armen Der Marderosian                 "                      1,000                     "                   "

 Dan J. Cohrs                          "                      1,000                     "                   "

 John P.Z. Kent                        "                        500                     "                   "

 Russell E. Palmer                     "                      1,000                     "                   "

 Bruce E. Haddad                       "                      4,350                     "                   "

 Alfred C. Giammarino                  "                      2,000                     "                   "

 Andrew T. Jones                       "                      4,000                     "                   "
------------------------

*All shares acquired on November 27 (closing date for sale of shares in initial public offering).

         (d)     Inapplicable.

         (e)     Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Issuer's bylaws (the "Issuer Bylaws"), the Association Agreement entered into by the Consortium Participants or their affiliates on August 1, 1991 (the "Association Agreement") and the Stock Purchase and Sale Agreement, dated December 3, 1991, among the Republic of Venezuela, VenWorld and GTE Corporation (the "Stock Purchase Agreement") contain certain restrictions concerning the voting of Class A Shares and Class D Shares and regarding the transferability of Class A Shares. These restrictions are described below.

Voting

         Holders of Class D Shares do not at present have the right, voting as a separate class, to elect any of the nine directors of the Issuer. VenWorld, as the holder of the Class A Shares, has the right, until the year 2000, to elect five members of the Board of Directors. As of January 2001, a majority of the Board of Directors will be elected by all holders of the Company's capital stock as set forth below. The Government of Venezuela has the right, until the year 2001, to elect two directors and as of January 2001 will have the right to elect one director, provided that it owns at least one Class B share of the Issuer. The Government of Venezuela owns Class B shares representing approximately 17.8% (14.2% after exercise of the underwriters' overallotment option) of the Issuer's total capitalization and has indicated its intention to retain at least one Class B share. Employees, retirees and other holders of Class C shares of the Issuer will have the right voting as a separate class to elect two directors so long as the Class C shares of the Issuer constitute at least 8% of the total share capital of the Issuer and one director so long as the Class C shares represent at least 3% of the total share capital of the Issuer. The Class C shares presently represent approximately 10.8% of the Issuer's total capitalization and the Government of Venezuela has indicated its intention to convert certain Class B shares held by it representing approximately 7% of the Issuer's total capitalization into Class C shares and to offer such shares to employees and retirees of the Issuer. Holders of Class D Shares will have the right to elect, in conjunction with the other classes of the Issuer's stock, any directors not elected by other holders of the Issuer's capital stock voting as separate classes including (i) six directors as of 2001, and (ii) up to two additional directors in the event that holders of Class C shares reduce their ownership below the required minimum percentages set forth above.

         The Association Agreement provides that all decisions relating to the operations of VenWorld and the Issuer will be decided by consensus of the Consortium Participants, provided that if no consensus is reached, the views of GTE Venezuela, as majority shareholder of VenWorld, will prevail and provided further that resolutions on the following matters require the affirmative vote
(x) of GTE Venezuela and two other Consortium Participants for such time as VenWorld is owned by the original Consortium Participants and (y) thereafter, of investors holding at least 66 2/3% of VenWorld: (i) dissolution or liquidation of VenWorld or the decision of VenWorld to support the dissolution or liquidation of the Issuer; (ii) change in the corporate purpose of VenWorld or the decision of VenWorld to support a change in the corporate purpose of the Issuer; (iii) any merger or consolidation involving VenWorld or the decision of VenWorld to support any merger or consolidation involving the Issuer; (iv) sale or transfer of all or substantially all the assets of VenWorld or the decision of VenWorld to support the transfer of all or substantially all of the assets of the Issuer; (v) increase or decrease in the capital of VenWorld, or the decision of VenWorld to support an increase or decrease in the capital of the Issuer or to subscribe to any such increase; (vi) fixing of the general dividend policy of VenWorld, or the decision of VenWorld to support a particular general dividend policy of the Issuer; (vii) the incurrence by VenWorld of any indebtedness outside the ordinary course of business, or the decision of VenWorld to support the incurrence by the Issuer of indebtedness outside the ordinary course of business; (viii) any amendment to the Charter and By-laws (estatutos) of VenWorld; (ix) investment of VenWorld's funds in another entity or business or the decision of VenWorld to support the investment of the Issuer's funds in another entity or business; (x) authorizing any issuance, sale, purchase or redemption of VenWorld's equity securities or a decision of VenWorld to support the Issuer's authorizing any issuance, sale, purchase or redemption of the Issuer's equity securities; (xi) entry into any new line or field of business, other than related to telecommunications, or the discontinuance of any line or field of business, or a decision of VenWorld to support the Issuer's entry into any new line or field of business, other than related to telecommunications, or the discontinuance of any line or field or business; and (xii) appointment of auditors or VenWorld's decision to support a proposal by the Issuer to appoint auditors.

         The Association Agreement also requires the board of directors of VenWorld to cause VenWorld to cast its votes in order that a majority of the Issuer's directors to be elected by VenWorld are persons nominated by the directors of VenWorld who are selected by GTE Venezuela so long as it remains the majority shareholder of VenWorld. Subject to the foregoing, the board of directors of VenWorld shall cause VenWorld to cast its votes for the selection of such directors of the Issuer in order that such directors are allocated over a period of years in a manner so as to reflect the respective ownership interests of the Consortium Participants and to maintain at least one of the Issuer's directors who is nominated by VenWorld directors who are elected by one of the two Venezuelan Consortium Participants and at least one of the Issuer's directors who is nominated by VenWorld directors who are elected by one of the two non-Venezuelan Consortium Participants (in each case other than GTE Venezuela), if possible. Alternate and replacement directors of the Issuer will be appointed by VenWorld directors who had the right to appoint the corresponding directors of the Issuer.

Transferability

         Pursuant to the Issuer Bylaws and the Stock Purchase Agreement, prior to January 1, 1997, the Class A Shares or the rights derived therefrom may not be transferred or encumbered in any manner. On or after January 1, 1997, but prior to January 1, 1999, Class A Shares may be transferred or encumbered so long as VenWorld and the Consortium Participants continue to own, directly and free from all encumbrances, shares that represent in the aggregate at least 30% of the equity share capital of the Issuer. On or after January 1, 1999, but prior to January 1, 2001, Class A Shares may be transferred or encumbered so long as VenWorld and the Consortium Participants continue to own, directly and free from all encumbrances, shares that represent in the aggregate at least 20% of the equity share capital of the Issuer. Any transfer of Class A Shares on or prior to January 1, 2001 to any person or entity other than a Consortium Participant will cause such transferred shares to be automatically converted on January 2, 2001 into an equal number of Class D Shares. After January 1, 2001, any transfer of Class A Shares to any person other than VenWorld, the Consortium Participants or other affiliates wholly-owned and controlled by any of them will cause such transferred shares to be automatically converted into an equal number of Class D Shares upon such transfer. In addition, prior to January 1, 2001, no Class A Shares and the rights derived therefrom may be transferred to, and no encumbrances with respect to such shares or rights derived therefrom may be made in favor of, any company whose principal corporate purpose is the manufacture of telecommunications equipment.

         The Stock Purchase Agreement also requires (x) GTE Corporation to maintain, until January 1, 2001, the title to, control over, and the complete economic interest in shares of VenWorld representing at least 51% of the right to vote and 40% of the equity share capital of VenWorld, free of all liens and encumbrances, and (y) GTE Corporation and VenWorld to (i) cause the Issuer to take such action as a public sector entity in Venezuela, as holder of all Class B shares of common stock, may reasonably request to effect sales of such Class B shares, and (ii) cooperate with the Issuer in connection therewith.

         Under the Association Agreement, every Consortium Participant holds a pro rata right of first refusal with respect to any transfer of VenWorld shares by another Consortium Participant. If the right of first refusal is not duly exercised as provided in the Association Agreement, the Consortium Participant who intends to transfer VenWorld shares may, subject to the provisions of the Association Agreement, including a provision requiring unanimous approval by the Consortium Participants, which approval may not be unreasonably withheld, transfer such shares to a third party. Beginning on December 4, 2000, Consortium Participants may redeem all or part of their VenWorld shares for shares of the Issuer held by VenWorld in an amount equal to the product of (i) the total number of the Issuer's shares then held by VenWorld, and (ii) a fraction, the numerator of which is the number of VenWorld Shares to be redeemed and the denominator of which is the number of outstanding shares of VenWorld, provided that any Consortium Participant wishing to exercise such redemption option must offer to sell the Issuer shares so redeemed to the other Consortium Participants at a price equal to 95% of the market price for the shares of the Issuer on the date of sale to the other Consortium Participants.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS


2(a)      Press release of GTE Corporation dated November 20, 1996

3(a)      Stock Purchase and Sale Agreement dated December 3, 1991

3(b) Provisions of the Association Agreement dated August 1, 1991 relating to voting and transfer

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               GTE CORPORATION


Date:  December 9, 1996                 By:    /s/ MARIANNE DROST
                                               -----------------------------
                                                   Marianne Drost, Secretary




                                           GTE VENEZUELA INCORPORATED


Date:  December 9, 1996                 By:    /s/ MARIANNE DROST
                                               -----------------------------
                                                   Marianne Drost, Secretary

                                                                      SCHEDULE A

GTE CORPORATION

(a) Executive Officers
 Name and Address                     Principal Occupation                 Citizenship
 ----------------                     --------------------                 -----------
 Charles R. Lee*                      Chairman, Chief Executive Officer    United States
                                      and Chief Operating Officer, GTE
                                      Corporation

 Kent B. Foster*                      President, GTE Corporation           United States

 Michael T. Masin*                    Vice Chairman and President-         United States
                                      International, GTE Corporation

 William P. Barr*                     Senior Vice President and General    United States
                                      Counsel, GTE Corporation

 Robert C. Calafell*                  Senior Vice President - Corporate    United States
                                      Planning and Development, GTE
                                      Corporation

 Armen Der Marderosian*               Senior Vice President -              United States
                                      Technology and Systems, GTE
                                      Corporation

 J. Michael Kelly*                    Senior Vice President - Finance,     United States
                                      GTE Corporation

 J. Randall MacDonald*                Senior Vice President - Human        United States
                                      Resources and Administration, GTE
                                      Corporation

 Dan J. Cohrs*                        Vice President and Treasurer, GTE    United States
                                      Corporation

 Geoffrey C. Gould*                   Vice President - Government and      United States
                                      Federal Regulatory Affairs, GTE
                                      Corporation

 John P. Z. Kent*                     Vice President - Taxes, GTE          United States
                                      Corporation

 Lawrence R. Whitman*                 Vice President and Controller,       United States
                                      GTE Corporation

 Marianne Drost*                      Secretary, GTE Corporation           United States

 (b)  Directors

 Name and Address                     Principal Occupation                 Citizenship
 ----------------                     --------------------                 -----------

 Edwin L. Artzt*                      Chairman of the Executive            United States
                                      Committee and Director of The
                                      Procter & Gamble Company

 James R. Barker*                     Chairman of The Interlake Steamship  United States
                                      Co. and Vice Chairman of Mormac
                                      Marine Group, Inc. and the Moran
                                      Towing Company

 Edward H. Budd*                      Retired Chairman of the Board        United States
                                      of the Travelers Group

 Robert F. Daniell*                   Retired Chairman of United           United States
                                      Technologies Corporation

 Kent B. Foster*                      President, GTE Corporation           United States

 James L. Johnson*                    Retired Chairman and Chief           United States
                                      Executive Officer, GTE
                                      Corporation

 Richard W. Jones*                    Business Consultant, PaineWebber     United States

 James L. Ketelsen*                   Retired Chairman of Tenneco Inc.,    United States
                                      GTE Corporation

 Charles R. Lee*                      Chairman, Chief Executive Officer    United States
                                      and Chief Operating Officer, GTE
                                      Corporation

 Michael T. Masin*                    Vice Chairman and President-         United States
                                      International, GTE Corporation

 Sandra O. Moose*                     Senior Vice President, Director      United States
                                      and Chair of the East Coast
                                      Practice, The Boston Consulting
                                      Group, Inc.

 Russell E. Palmer*                   Chairman and Chief Executive         United States
                                      Officer of The Palmer Group

 Robert D. Storey*                    Partner with the Cleveland law       United States
                                      firm of Thompson, Hine and Flory

GTE VENEZUELA INCORPORATED

(a) Executive Officers

 Name and Address                     Principal Occupation                 Citizenship
 ----------------                     --------------------                 -----------
 Bruce E. Haddad*                     President, GTE Venezuela             United States
                                      Incorporated; Senior Vice
                                      President-Latin America,
                                      International Operations Group of
                                      GTE Service Corporation

 Alfred C. Giammarino*                Vice President-Finance and           United States
                                      Planning, GTE Venezuela
                                      Incorporated; Vice President-
                                      Finance, International Operations
                                      Group of GTE Service Corporation

 Andrew T. Jones*                     Vice President, GTE Venezuela        United States
                                      Incorporated; Vice President-
                                      Operations Support, International
                                      Operations Group of GTE Service
                                      Corporation

 Lawrence R. Whitman*                 Vice President and Controller,       United States
                                      GTE Venezuela Incorporated and
                                      GTE Corporation

 Marianne Drost*                      Secretary, GTE Venezuela             United States
                                      Incorporated and GTE Corporation

 Dan J. Cohrs*                        Treasurer, GTE Venezuela             United States
                                      Incorporated; Vice President and
                                      Treasurer, GTE Corporation

(b) Directors

 Name and Address                     Principal Occupation                 Citizenship
 ----------------                     --------------------                 -----------
 Marianne Drost*                      Secretary, GTE Corporation           United States

 Alfred C. Giammarino*                Vice President-Finance,              United States
                                      International Operations Group of
                                      GTE Service Corporation

 James J. Jacobs*                     Director of International            United States
                                      Development, International
                                      Operations Group of GTE Service
                                      Corporation

*Business address at One Stamford Forum, Stamford, Connecticut 06904

                                 EXHIBIT INDEX



Exhibit
-------
 2(a)   Press release of GTE Corporation dated November 20, 1996

 3(a)   Stock Purchase and Sale Agreement dated December 3, 1991

 3(b) Provisions of the Association Agreement dated August 1, 1991 relating to voting and transfer